FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-15214

TRANSALTA CORPORATION
(Translation of registrant’s name into English)

Suite 1400, 1100 - 1st Street S.E., Calgary, Alberta, T2G 1B1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____	Form 40-F X

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSALTA CORPORATION

/s/ Joel Hunter
Joel Hunter
Executive Vice President, Finance and Chief Financial Officer

Date: Nov. 6, 2025

EXHIBIT INDEX

99.1	TransAlta Reports Third Quarter 2025 Results